ANNUAL
INFORMATION
FORM

FEBRUARY 27, 2006

RUSSEL METALS INC., SUITE 210, 1900 MINNESOTA COURT, MISSISSAUGA, ONTARIO
CANADA L5N 3C9
TABLE OF CONTENTS

	Page		Page

Russel Metals Inc.	3
		Risks Related to our Business and
History of the Company	3	the Metals Distribution Industry	15

Business	3	General Development of the Business	19
Overview	3
		Ratings	20
Description of the Business	4
Products, Services and Customers	7	Market for the Securities of
Revenue by Product	9	Russel Metals Inc.	21
Metal Suppliers	9
		Dividend Records	22
Properties	10
Non-Metal Operations	12	Major Subsidiaries	22

Employees	12	Directors and Executive Officers	23

Legal Proceedings	12	Charter of Audit Committee	28

Environmental Regulation	12	Additional Information	36
Present Actions	13
Settled Actions	14
RUSSEL METALS INC.

             Russel Metals Inc. (Russel Metals or the Company) is one of the largest metals distribution and processing companies in North America.  The Company primarily distributes steel products and conducts its distribution business in three principal business segments:  metals service centers, energy tubular products and steel distributors.  For the year ended December 31, 2005, Russel Metals had consolidated revenues of $2.6 billion.

             The address of Russel Metals' head office is Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9, tel. no. (905) 819-7777, fax no. (905) 819-7409.  Unless the context otherwise requires, references to "Company", "we", "us" or "our" as used herein refers to Russel Metals Inc. and its subsidiaries.  All dollar references are in Canadian dollars unless otherwise stated.

HISTORY OF THE COMPANY

             Russel Metals Inc. is the successor corporation to Federal Grain Limited, which was incorporated under the laws of Canada in 1929 and subsequently amalgamated with Searle Grain Company Limited on August 1, 1967 to continue under the name Federal Grain Limited.  The name was changed to Federal Industries Ltd. on April 16, 1973 and the Company was continued under the Canada Business Corporations Act on May 5, 1980.  On June 1, 1995, the name was changed to Russel Metals Inc. On January 1, 2002, Russel Metals Inc. was formed upon the amalgamation of its predecessor of the same name with A. J. Forsyth and Company Limited, a subsidiary with Canadian service center operations, and three non-operating subsidiaries.

BUSINESS

Overview

                 We believe we operate the largest metals service centers operation in Canada.  During 2005, we processed and distributed products to a broad base of approximately 19,000 customers through a network of 52 locations across Canada.  In addition, we have four U.S. locations.  Our network of metals service centers carries a broad line of metal products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum.  We purchase these products primarily from North American steel producers, and package and sell them to end users in accordance with their specific needs.  Our metals service centers operations accounted for $1.5 billion, or 59%, of our total revenues in 2005.

                 Our energy tubular products operations carry a specialized product line focused on the needs of its energy industry customers.  These operations distribute oil country tubular goods (OCTG), line pipe, tubes, valves and fittings from five Canadian and two U.S. locations.  We purchase these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and pipe accessories.  Our energy tubular products operations accounted for $595 million, or 23%, of our total revenues in 2005.

                 Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an "as is" basis.   The main steel products sourced by this segment are carbon steel plate, beams, channel, flat rolled products, rails and pipe products.  Our steel distributors operations accounted for $469 million, or 18%, of our total revenues in 2005.

DESCRIPTION OF THE BUSINESS

Industry Overview

               Metals service centers bridge the gap between the capabilities of large metal producers, who manufacture large volumes of steel, aluminum and specialty metals in standard sizes and configurations and require long lead times, and the specific needs of end users by acquiring large volumes of metal from producers and packaging and processing the metal in accordance with end user specifications.  Many end users purchase metal products from service centers because their requirements are smaller than the minimum order quantities available from the producers or because such end users require specialized metal processing services, a commitment to reliable just-in-time delivery and flexibility to meet their changing product and manufacturing requirements that large producers are either unwilling or unable to provide.  Service centers also allow end users to reduce their total production cost by shifting the responsibility for pre-production processing to service centers, which, through economies of scale, can achieve greater operational efficiency from the processing equipment.

                 We estimate that in 2005, the service center industry in Canada had total sales of approximately $6 billion.  According to industry sources, comparable statistics for the U.S. industry for 2005 indicate sales of approximately US$52 billion.

             Service centers are the largest category of customers of domestic steel producers in Canada.  The following table shows Canadian shipments (net of returned shipments) by Canadian steel mills to Canadian service centers and all other net domestic shipments by Canadian steel mills for the years indicated.  These figures do not include metal products other than steel, such as aluminum, that we also distribute.

Net Domestic Shipments of Steel Mill Products by Canadian Steel Mills
(millions of metric tons)
	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005(1)

Shipments to Cdn.
Service Centers	3.57	3.81	3.48	3.85	3.80	4.02	4.06	3.65	3.65	3.44
All Other Shipments	7.57	7.92	7.87	8.22	8.20	7.53	7.59	7.69	7.62	6.90

Total Shipments	11.14	11.73	11.35	12.07	12.00	11.55	11.65	11.33	11.27	10.34

% to Service Centers	32.0%	32.5%	30.7%	31.9%	31.7%	34.8%	34.8%	32.2%	32.4%	33.3%

(1) 12 months ended November 30, 2005

(Source: Statistics Canada)

              The metals service center industry is intensely competitive.  Generally, the metals service center industry competes on price and the ability to provide customers with value-added services such as product selection, timely delivery, reliability, quality and processing capability.  There has been significant consolidation in the industry in both the United States and Canada over the past decade.  Many of our competitors are small companies, often owner-operated, with limited product lines, inventory and geographic customer bases.  Many of these small, owner-operated businesses have limited access to capital for modernization and expansion, have not had a viable exit strategy, and have been left with limited liquidity options.

Competitive Strengths

We believe that the following strengths have enabled us to achieve net earnings in the top decile of our industry and give us a competitive advantage in the metals distribution industry:

              Leading Market Position.   We believe we are the largest service center operator in Canada based on revenues and that we represent over 25% of the total service center market in Canada.  We also believe we are the largest service center operator in each of the regions of Canada except for Ontario where we are the second largest.  Our 52 Canadian service centers service a broad base of approximately 19,000 customers across all regions of Canada.  Our geographic presence, large volume and leading market position enable us to successfully source steel at competitive prices.

              Strong Supplier Relationships and Unique Market Insight.   We are among the largest purchasers of steel in North America and have well-established relationships with North America's largest steel producers, which enable us to ensure multiple sources for steel products and services.  We believe that our steel distributors operation is one of the largest independent steel importers in North America.  Our steel distributors enable us to augment our product lines at our metals service centers when product is not available or when we can obtain steel competitively by purchasing abroad.  Through our steel distributors operations, we regularly purchase from multiple suppliers in 20 countries around the world.  This enables us to monitor global steel supply and assess its impact on North American steel demand and pricing trends. This timely access to market information and global outlook allows us to proactively manage inventory levels and prices in our service center operations and make low cost purchases of steel imports when available.

              Successful Acquisition Track Record.   Over the last five years, we have successfully integrated a number of acquisitions.  For example, in October 2001, we acquired A.J. Forsyth and Company Limited, the leading service center operation in British Columbia, and in July 2003, we acquired Acier Leroux inc., the leading service center operation in Quebec.  These acquisitions strengthened our Canadian service center market presence and were immediately accretive to Russel Metals.  Once we have completed an acquisition, we rationalize the operations and balance sheet and reinforce the best practices found in our combined operations.

              Multiple Business Segments and Diversified Service Center Customer Base.   We operate in three segments of the metals distribution business, each with a distinct customer base and business cycle:  metals service centers, energy tubular products and steel distributors.  Our largest segment, metals service centers, has a diversified customer base across a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum.  Our focused segments, energy tubular products and steel distributors, are not significantly dependent on any one customer. In 2005, our metals service center average order size was $1,888.  In addition, in 2005, none of our approximately 19,000 service center customers accounted for more than 3% of our total revenues.

              Superior Service and Product Selection.   We believe that we have a reputation for superior and timely service, and diverse product selection.  Each of our metals service centers has the ability to offer one stop shopping to our customers.  We also provide customized processing services and offer just-in-time delivery to quickly satisfy end user specifications.  We have developed strong relationships with our customers and are able to identify their needs early so we can respond to short lead times or just-in-time delivery requirements common in the industry.  Because local managers have significant operational control, our metals service centers can react quickly to changes in local markets and customer demands.

              Prudent Inventory Management.   We manage our inventory to avoid unnecessary commitments of working capital while maintaining sufficient supply to respond quickly to customer orders.  We tailor our inventory and processing services at each service center location to the needs of that particular market.  The negotiation of purchase agreements with suppliers is centralized to leverage our buying power and global market insights; however, the branch management team determines actual supply of inventory to each of our locations.  Local monitoring allows us to more accurately assess inventory requirements at each metals service center.  We believe our decentralized inventory management, combined with our global market insights, has allowed us to react more quickly than many of our competitors to changing metals prices and customer needs, and to optimize our use of working capital.  As a result of our prudent inventory management, our metals service centers turn their inventory 4 to 5.5 times per year while the industry average is lower. Given the particular importance of inventory management in the price-sensitive service center business, we believe that this gives us a significant competitive advantage.

              Experienced Management Team.   Our senior executives and other key members of our management team have an average of 27 years of experience in the metals distribution business.  To facilitate an entrepreneurial culture, our compensation policies, at both senior and local management levels, are based on the profitability and asset utilization of our business units.

Business Strategy

              Our primary goals are to continue to be a leading metals distribution company, increase our market share, expand services to customers and improve operating profits and cash flows.  Our business strategies, aimed at achieving our goals, consist of the following:

              Managing Capital Utilization.   We will continue to aggressively manage our balance sheet to reduce debt and to enable us to fund acquisitions, capital expenditures and working capital requirements from existing bank lines.  We intend to continue to manage inventory based on our expected customer demands rather than speculate on market pricing which will enable us to maximize our inventory turns.  Our capital expenditure for maintenance of existing assets is less than depreciation expense.  Our expenditures for new equipment and facilities along with capital expenditures for maintenance are expected to generate capital expenditures higher than depreciation expense over a period of years due to construction of larger facilities in growing markets and expanding product lines.

              Expanding through Select Acquisitions.   Over the past few years, we have strengthened our Canadian franchise through acquisitions, which we have rationalized and integrated, with our existing operations.  We now have a major presence in all of the Canadian regions.  Management believes that maintaining and growing that strong position should be the primary strategic goal of our acquisition policy. We intend to continue to investigate acquisition opportunities that will be immediately accretive to earnings and that will enable us to build on our Canadian service center presence or extend our product offerings in Canada, such as increasing our share in flat rolled products and processing.  In our energy tubular products and steel distributors operations, as well as our United States service center operations, we will continue to look for strong product niche players or strong regional operations.

              Decentralizing Operating Management Combined with Economies of Scale.  We continue to manage our businesses on a decentralized basis, with local management accountable for day-to-day operations, profitability and growth of the business, which we believe fosters an entrepreneurial culture across our operations.  Our localized operating management allows us to capitalize on name recognition, end user relationships of our businesses, and the local and regional market knowledge of the operations' staff. In addition, management oversight through centralized purchasing, management information systems and cash management enables us to benefit from economies of scale and lower purchasing costs.

Products, Services and Customers

Metals Service Centers

              Our metals service centers sell plate, flat rolled carbon and other general line carbon steel products, as well as some stainless steel, aluminum and other non-ferrous specialty metal products in a wide range of sizes, shapes and specifications.  General line steel products consisting of plate, structurals, bars, sheet, pipe, tubing and hollow structural steel tubing, are used by end users in a wide variety of industries.  Within Canada, our metals service centers operate under the names Russel Metals, Métaux Russel, A. J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, B&T Steel, Leroux Steel, Mégantic Métal, McCabe Steel, Russel Leroux, and York-Ennis.  Our U.S. service center operations are conducted under the names Russel Metals Williams Bahcall and Baldwin International.  The Williams Bahcall operation focuses primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through its facility in Ohio.

              Our metals service centers also provide customized processing services to satisfy specifications established by end users. By providing these services, as well as by offering inventory management and just-in-time delivery, we enable end users to reduce their overall production costs and decrease capital required for raw materials and metals processing equipment.  Our value added processes include, but are not limited to:

• shearing, slitting and cutting to length: the cutting of metal into smaller pieces or into narrower coils;

• laser, flame and plasma cutting: the cutting of metal to produce various shapes or parts according to end user supplied drawings;

• leveling: the flattening of metal to uniform tolerances for proper machining;

• tee-splitting: the splitting of metal beams;

• edge trimming: removing a portion of the edges of coiled metal to produce uniform width and round or smooth edges; and

• cambering: the bending of structural steel to improve load-bearing capabilities.

              In 2005, our metals service centers segment handled an average of approximately 3,262 transactions per day with an average revenue of approximately $1,888 per transaction.  Typically, our metals service centers sales are made on an individual purchase order basis.

              Our metals service centers operations provide products and services to end users in a wide variety of industries, including machinery and equipment manufacturing, construction, shipbuilding and natural resources, such as mining and petroleum.  During 2005, no individual service center customer accounted for more than 3% of our total revenue.

Energy Tubular Products

              Our energy tubular products operations distribute oil country tubular goods, line pipe, tubes, valves and fittings primarily to the energy industry.  This segment consists of four businesses, each of which sells a distinct line of products.  These businesses include:

Fedmet Tubulars-- a distributor of oil country tubular goods (which includes casing and tubing), line pipe and related products. Fedmet Tubulars' sales office is located in Calgary, Alberta.

Triumph Tubular & Supply-- a distributor of oil country tubular goods. Triumph’s sales office is located in Calgary, Alberta.

Comco Pipe and Supply Company-- a distributor of pipe, valve and fitting products. Comco Pipe and Supply specializes in the supply and distribution of pipe and fluid handling products to the energy, construction, manufacturing, pulp and paper and mining industries. These products are distributed through facilities in Calgary and Edmonton, Alberta; Stonewall, Manitoba; and Guelph and Sarnia, Ontario.

Pioneer Pipe --a distributor and processor of steel pipe products to the construction, oil and gas and ski industries in the western United States. Pioneer Pipe has facilities in Aurora, Colorado and Lindon, Utah. These operations include Spartan Steel, headquartered in Evergreen, Colorado.

              The energy tubular products businesses sell a range of products to end users located primarily in western Canada and the western United States.  During 2005, no individual energy sector customer accounted for more than 1.5% of our total revenue.

Steel Distributors

              Our steel distributors act as master distributors selling steel in large volumes to other steel service centers and equipment manufacturers mainly on an "as is" basis.  Our steel distributors source their steel domestically and off shore.

              We source carbon steel, plate, beams, channel, flat rolled products, rail and pipe products.  Sales commitments for a significant portion of these products are obtained prior to their purchase or while the product is in production and transit.  Products for which sales commitments have not been obtained are held in public warehouses for resale to North American service centers and other customers.

Our steel distributors operations is conducted through Wirth Steel located in Canada and the Sunbelt Group located in the United States. Arrow Steel, a division of Sunbelt Group, processes coils.

In 2005, no individual customer of the steel distributors operations accounted for more than 1% of our total revenue.
Revenue by Product

The following table sets out the revenues by product based on dollar revenues for the fiscal years ended December 31, 2005, 2004 and 2003.

Sales by Product Group
Years Ended December 31,

% of	% of	% of
(in thousands of dollars, except percentages)	2005	Total	2004	Total	2003	Total

Carbon:
Plate (Discreet & Plate in Coil)	$ 797,297	30.5%	$ 730,300	30.3%	$ 350,082	23.3%
General Line:
Structurals (WF & I Beam, Angles,
Channels, Hollow Tubes)	534,177	20.5%	570,444	23.6%	344,806	22.9%
Bars (Hot Rolled and cold Finished)	186,167	7.1%	194,961	8.1%	135,057	9.0%
Tubing/Pipe (Standard, Oil Country
Tubular Goods)	635,362	24.3%	460,003	19.1%	335,534	22.3%
Grating/Expanded	25,820	1.0%	22,464	0.9%	15,708	1.0%
Flat Rolled (Sheet, Strip & Coil)	189,266	7.2%	226,998	9.4%	124,623	8.3%
Wire Rods/Wire Products/Rails	5,272	0.2%	1,983	0.1%	2,404	0.2%
Flanges, Fittings and Valves	75,873	2.9%	38,982	1.6%	39,967	2.7%

Total Carbon	2,449,234	93.7%	2,246,135	93.1%	1,348,181	89.7%
Total Non-Ferrous
(Sheet Extrusion, Tubular Goods, etc.)	66,350	2.5%	59,239	2.5%	81,648	5.4%
Other	99,662	3.8%	107,128	4.4%	73,985	4.9%

Total	$2,615,246	100.0%	$2,412,502	100.0%	$1,503,814	100.0%

Metal Suppliers

              North American steel mills are the primary source of supply for our metals service centers.  In addition, we purchase steel from international sources when steel is either not available or is not priced on a competitive basis in North America.  This includes circumstances where the particular product is in short supply or where North American mills do not produce the particular product.  We have developed an effective coordinated purchasing program that allows us to derive economies of scale through volume purchases, and also allows us to access metal supplies globally.  Substantially all of our purchases are made under existing purchase orders and we have no material long-term metal supply contracts.  We believe that alternate suppliers are available with respect to all of our product lines and our metals service centers operations generally maintain multiple suppliers for all product lines.

              Our Canadian service centers operations have over 200 suppliers.  Purchases from our four largest suppliers represented approximately 43.6% of the requirements of the Canadian service center operations in 2005.  We believe that we are one of the largest purchasers from most Canadian and many U.S. steel mills. Our U.S. service center operations have more than 50 suppliers and their four largest suppliers represent approximately 47.5% of their requirements.

              The primary sources of supply for the energy tubular products sector are the pipe processing arms of North American steel mills and independent manufacturers of pipe and accessories.  During 2005, the largest single supplier of the energy sector represented approximately 10.7% of energy tubular products purchases.

              The steel distributors sector deals on a regular basis with multiple suppliers in 20 countries around the world.  In 2005, the largest single supplier represented approximately 11.4% of the purchases by the steel distributors.

Competition

              Our Canadian service centers compete with other service centers that are regional and local in geographic coverage and our U.S. service centers compete with other service centers that are national, regional and local in geographic coverage.  The service center industry is highly competitive with competition focused on price, product availability and quality, processing capability and on-time delivery.

              We believe that our service center operations are favourably positioned with respect to our competitors for several reasons.  First, the geographic scope and diversity of our Canadian operations and the breadth of our product line allow us to service national and regional end users throughout Canada.  We believe that we provide our Canadian end users with a wider range of products and more value-added services than many of our regional or local competitors.  Second, we believe that our access to and contact with international markets through our steel distributors business not only provides us with certain purchasing and distribution advantages over many of our competitors, but also enables us to better anticipate trends and opportunities in the domestic and international steel markets, allowing us to more proactively manage our inventory.

              The energy tubular products distribution industry is very diverse and is made up of many small private companies each having a unique product offering.  Generally, companies in this industry are regional in geographic coverage and focus on specific market niches.  These companies typically carry a broad product line and competition is focused on price, product availability and quality and on-time delivery.

              Our steel distributors compete with other international steel importers, as well as steel producers in North America.  Competition focuses on price, product quality and availability and terms of shipment (including freight costs, which vary and can be as much as 15% of the landed cost of a product).  The business is highly dependent on global economic conditions and on the relationships we have with our international network of suppliers.

PROPERTIES

              We have 64 warehouse facilities, 57 in Canada and 7 in the United States. Our steel distributors operations and two of our energy tubular products operations distribute goods that are held in public warehouses or yards until sold.

Set forth below is certain information, as of December 31, 2005, with respect to our principal operating facilities.

Number of Facilities	Approximate Square Feet

Owned	Leased	Owned	Leased	Total

Metals Service Centers

Canada
British Columbia	9	-	264,330	-	264,330
Alberta	4	4	123,723	56,934	180,657
Saskatchewan	3	-	52,260	-	52,260
Manitoba	2	1	199,296	54,000	253,296
Ontario	7	5	661,460	63,797	725,257
Quebec	12	-	811,970	-	811,970
New Brunswick	3	-	74,400	-	74,400
Nova Scotia	1	-	50,880	-	50,880
Newfoundland	1	-	19,200	-	19,200

Total	42	10	2,257,519	174,731	2,432,250

United States
Wisconsin	1	2	30,016	183,977	213,993
Ohio	1	-	41,040	-	41,040

Total	2	2	71,056	183,977	255,033

Energy Tubular Products

Canada
Alberta	1	1	45,000	8,100	53,100
Manitoba	-	1	-	28,000	28,000
Ontario	-	2	-	27,200	27,200

Total	1	4	45,000	63,300	108,300

Steel Distributors

United States
Texas	1	-	69,440	-	69,440

Non-Metal Operations

              The remaining non-metals operation, Thunder Bay Terminals, covers an area of approximately 290 acres at its location in Thunder Bay, Ontario.  Most of the property is under long-term leases.  A coal handling system is located at the site and comprises a number of structures, including structures which trains enter to be unloaded, and ship docking facilities.  Coal storage structures and equipment are also located at the site.  All the structures and most of the equipment are owned by Thunder Bay Terminals.

EMPLOYEES

              As at December 31, 2005, we had approximately 2,480 full-time and full-time equivalent employees.  Approximately 260 of these employees are located in the United States.  We have 34 collective bargaining agreements covering approximately 1,070 employees at 38 of our locations, one of which has expired and is currently being negotiated.  Through to the end of 2006, there are 8 other collective bargaining agreements covering approximately 214 employees, which we intend to renegotiate prior to their expiration.  We have maintained generally favourable relations with our employees.  Since 2002, we have experienced no work stoppages at any of our locations and have successfully renegotiated 54 collective agreements in that period.

LEGAL PROCEEDINGS

              From time to time, we are involved in legal proceedings relating to claims arising out of our operations in the ordinary course of business.  We do not believe that there are any material proceedings, pending or threatened against us or any of our properties other than those discussed in this document under "Environmental Regulation."

ENVIRONMENTAL REGULATION

              We are subject to a variety of federal, provincial, territorial, state and local environmental laws and regulations in Canada and the United States.  Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and into and onto land, the disposal of waste, the handling, storage and transportation of hazardous materials and the storage of materials in underground tanks.  In particular, operations divested between 1991 and 1997 included chrome plating facilities and the transportation and storage of petroleum products.  We could be responsible for clean up of or damages from releases of hazardous materials on or emanating from the properties where these operations were conducted.

              In Canada, while there are federal environmental statutes such as the Canadian Environmental Protection Act, 1999, the Fisheries Act, and the Transportation of Dangerous Goods Act, 1992 which apply to us, each Canadian province and territory and most municipalities in which we operate also enact and enforce their own environmental laws.  In the United States, the primary federal regulatory laws to which we are subject include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Clean Water Act.  We are also subject to environmental regulation at the state and local levels in the United States.

Environmental Policy

              We have adopted an Environmental Policy, applicable to all segments of the Company, to ensure that our operations comply with applicable environmental laws in the jurisdiction in which they operate, and to minimize our operations' impact on the natural environment.  The policy is supported by an Environmental Management System, which clearly defines and communicates lines of responsibility for environmental matters within the organization, provides assistance and support to the operating units in addressing their individual environmental needs, and under which the environmental performance of the operations is monitored and reported to Senior Management.  Standard Operating Procedures have been developed to encourage uniformity and consistency in the handling of environmental matters, where such matters are common to multiple operating locations.

We believe that our current operating facilities are in material compliance with applicable environmental laws, regulations and our environmental policy.

Present Actions

              The following paragraphs summarize significant environmental litigation, regulatory action and remediation in which we are presently involved.  The anticipated expenditures on these sites all relate to previously divested or discontinued operations and do not relate to the metals distribution business.

Denton, Maryland

              Pursuant to a Consent Order issued by the Maryland Department of the Environment (MDE) in 1987 and subsequently amended in April 1993, one of our non-operating subsidiaries is treating groundwater contaminated with volatile organic compounds from a former manufacturing facility on its property in Denton, Maryland.  The 1993 amendment to the Consent Order allows the subsidiary to focus the remediation project on localized areas of contamination.  To date, approximately US$2.5 million has been expended in connection with the investigation and remediation of groundwater on this site.  The treatment system has recently undergone repair and upgrade activities, to restore the system to optimum operating efficiency, and the recurring annual cost to operate and maintain the treatment system is approximately US$70,000.  In 2005, the subsidiary met with MDE officials to explore and discuss alternatives for achieving file closure.

Hamilton, Ontario

              Contamination was discovered in 1991 by a subsidiary of ours on its property in Hamilton, Ontario, resulting from its historic, on-site chrome plating operations.  The contamination, which consists primarily of chromium, was reported to the Ontario Ministry of Environment (the "MOE") and the local municipality. The subsidiary retained environmental consultants to determine the extent of contamination on the site and on neighboring properties and has developed a plan to deal with the contamination, which has been reviewed by the MOE.  This plan involves the use of a groundwater extraction and treatment system, which has been installed and is presently remediating both contamination on site and that caused by the subsidiary on neighboring properties.  The subsidiary undertook certain actions, approved by the MOE, to upgrade and improve the remediation system, which commenced during 2002 and continued through 2004 and discussions continue with MOE to ensure they remain informed and satisfied.  To date, approximately $3.2 million has been expended and we expect that the groundwater extraction and treatment will continue indefinitely at an annual cost including operating and maintenance expenses of approximately $150,000.

Whitehorse, Yukon and Skagway, Alaska

              Certain of our subsidiaries operated a petroleum distribution business in Alaska, Yukon and northern British Columbia including a petroleum pipeline between Whitehorse, Yukon and Skagway, Alaska.  This business was sold as of June 1, 1995.  We continue to own properties in Skagway and in Whitehorse formerly used in connection with that business including petroleum tank farms.  The petroleum tanks and pipelines have been removed from these properties.  The surface clean-up of the former Skagway tank farm was started in 1999 and is now substantially completed.  Remedial work for the property in Whitehorse known as the upper tank farm has also been substantially completed and the results are before the Canadian National Energy Board, Environment Canada and the Yukon Territorial government for approval.  We have expended approximately $7.9 million on these two properties.  We do not anticipate any further material costs with respect to either the former Skagway tank farm or the upper tank farm at Whitehorse.

              In addition, the purchasers of the petroleum distribution business have filed a complaint in Alaska and a writ in the Yukon Territory against us relating to environmental contamination at the Whitehorse lower tank farm and a historical barrel-washing pit sold with the petroleum distribution business.  The actions relate to petroleum hydrocarbons and also lead, zinc and other contaminants.  On October 5, 2000, Orders were issued by the Yukon Territorial government pursuant to the Environment Act (Yukon) against us and other responsible parties to investigate, establish a plan of restoration and restore this site.  The Yukon Territorial government vacated these Orders in 2002; however, it has advised that it remains of the view that investigation and restoration remain necessary.  Consequently, we and some others, under a cost-sharing agreement entered into in 2005, are continuing the investigation of the property and the development of an acceptable restoration plan.  Approximately $1.4 million has been expended to date.  A proposed risk-based remedial approach is being developed, for consideration by the Yukon Territorial government.  Our final costs with respect to these issues cannot be determined until a remedial approach has been decided, a restoration plan has been approved, and third party liability, if any, has been taken into account.  We cannot assure you that costs with respect to this matter will not be material.

Settled Actions

Gary, Indiana

             Asubsidiary of ours was previously subject to an Agreed Order with the Indiana Department of Environmental Management ("IDEM") requiring certain soil and groundwater investigation and remediation activities at a previously leased property in Gary, Indiana at which the subsidiary once operated a chrome plating facility.  In the period 1992 to 2005, approximately US$2.8 million was expended in connection with this work.  During 2005, IDEM confirmed that the subsidiary has complied with the terms of the Agreed Order.  The issues addressed by the Order are considered resolved and the action closed.  No further activity or expenditure is anticipated, in connection with this action.

Thunder Bay, Ontario

              One of our subsidiaries operated a trucking terminal in Thunder Bay, Ontario.  This property was sold as of December 31, 1992.  Within the time specified in the agreement of purchase and sale, the purchaser discovered petroleum contamination in the vicinity of an underground diesel storage tank.  We agreed to undertake remediation and monitoring efforts at the property.  These activities took place from 1995 through to 2000.  The purchaser has since notified us that they believe the remediation had not been completed in accordance with the terms of the Agreement of Purchase and Sale.  In 2005, we offered, and the purchaser accepted, a settlement of a nominal amount in exchange for a final release.

RISKS RELATED TO OUR BUSINESS AND THE METALS
DISTRIBUTION INDUSTRY

Volatile metal prices can cause significant fluctuations in our operating results.

              The price we pay for, and availability of, steel and various specialty metals (such as aluminum), and the prices we can charge for such products, fluctuate due to numerous factors beyond our control, including Canadian, American and international economic conditions, currency exchange rates, global demand for steel and other metal products, including demand in high-growth markets such as China, trade sanctions, tariffs, labor costs, competition and over capacity of steel producers, including price surcharges. Substantially all of our revenues are derived from the sale of steel and specialty metals.  As a result, fluctuations in availability and cost of steel and specialty metals and the prices we can charge for our products may materially adversely affect our business, financial condition, results of operations and cash flows.  We have no material long-term, fixed-price purchase contracts.  Our commitments for metal purchases are generally at prevailing market prices in effect at the time that we place our orders.  During periods of rising raw materials pricing, we may be unable to pass such increases, which may include surcharges by our suppliers, on to end users.  To the extent we are not able to pass on to our customers any increases, our business, financial condition, results of operations and cash flows will be materially adversely affected.  When metal prices decline, end user demands for lower prices and competitors' responses to those demands could result in lower sale prices and, consequently, lower margins as we use existing inventory.

Our business may be affected by the cyclicality of the metals industry and the industries that purchase our products.

              We operate businesses that are substantially affected by changes in economic cycles and whose revenues and earnings vary with the level of general economic activity in the markets they serve.  Periods of economic slowdown or recession in the United States or other countries, or the perception that one may occur, could decrease the demand for our products, affect the availability and cost of our products and adversely affect our revenues, operating profits and net earnings.

              Some of our customers operate in industries that experience significant fluctuations in demand based on economic conditions, oil and gas prices and other factors, including exchange rate fluctuations, that are beyond our control.  Many of our customers generate a significant portion of their revenues through exporting goods to the United States.  Thus, a strengthening in the Canadian dollar relative to the U.S. dollar can adversely affect the competitiveness of these customers.  The Canadian dollar rose relative to the U.S. dollar approximately 22% in 2003, 7% in 2004 and 3% in 2005.  If the ability of our customers to export their products to the United States is reduced, the demand for our products could decline, which could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

Significant competition could reduce our market share and harm our financial performance.

              We face significant competition in our metals service centers and energy tubular products operations. In Canada, our primary competitors are other service centers and energy products distributors, which are regional and local in geographic coverage.  In the United States, we compete with other service centers and energy product distributors, which are national, regional and local in geographic coverage.  We also compete with steel producers which are larger than we are, that typically sell to very large end users requiring regular shipments of large volumes of metals.  Competition is based on price, product availability and quality, processing capability and on-time delivery.  Some of our competitors may have lower steel costs and fewer environmental and government regulations, as well as lower public company regulatory compliance obligations and related costs, than we do.  In addition, some of our competitors may be less leveraged than we are and therefore may have greater financial resources and flexibility than we have.  Increased competition could reduce our profitability by forcing us to lower our prices or to offer increased services at a higher cost to us.

              Our steel distributors compete with other international steel importers and exporters as well as North American steel producers in the destination market.  Competition is principally based on price, product quality and availability, and terms of shipment (including freight costs, which vary and can be as much as 15% of the landed cost of a product).  The imposition of trade sanctions by governments on the import of steel products into such government's jurisdiction may place us at a competitive disadvantage as compared to domestic steel producers in such jurisdiction.

An interruption in sources of metals supply could have a material adverse effect on our results of operations.

              We purchase our principal inventory, including carbon steel, stainless steel, alloy steel, aluminum and a variety of other metals on a frequent basis from a number of producers, primarily in North America to keep our inventory levels to a minimum.  We have no long-term contracts to purchase metal.  If, in the future, we are unable to obtain sufficient amounts of steel and other metal products at competitive prices or on a timely basis from our traditional suppliers, we may not be able to obtain such products from alternative sources at competitive prices to meet our delivery schedules, which could materially adversely affect our business, financial condition, results of operations and cash flows.  Production time and the cost of our products could increase if we were to lose one of our primary suppliers.  Any interruption or reduction in the supply of any of these products may make it difficult or impossible to satisfy customers' just-in-time delivery requirements, which could materially adversely affect our business, financial condition, results of operations and cash flows.

Any future acquisitions could be difficult to integrate and could adversely affect our operating results.

              A substantial part of our growth in profitability has come from acquisitions which we have successfully integrated.  As part of our strategy, we expect to continue to pursue complementary acquisitions and investments.  Acquisitions may involve debt incurrence, operating losses, dilutive issuances of equity securities and significant cash expenditures that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Any future acquisitions involve a number of risks, including:

• our inability to integrate the acquired business;

• diversion of management attention;

• impairment of goodwill adversely affecting our reported net income;

• our inability to retain the management or other key employees of the acquired business;

• our inability to establish uniform standards, controls, procedures and policies;

• our inability to retain customers of our acquired companies;

• exposure to legal claims for activities of the acquired business prior to the acquisition;

• damage to our reputation as a result of performance or customer satisfaction problems relating to an acquired business; and

• the performance of any acquired business could be lower than we anticipated.

If we fail to renegotiate any of our collective agreements or if we or our principal customers or suppliers experience work stoppages, our financial condition may be harmed.

              As of December 2005, we had 34 collective bargaining agreements covering approximately 1,070 employees belonging to a variety of unions at 38 of our locations, one of which has expired and is currently being negotiated.  Through to the end of 2006, 8 other collective bargaining agreements covering approximately 214 employees will expire.  If we fail to renegotiate these contracts, we may face work stoppages.  Even if we do renegotiate these contracts, any renewal of collective bargaining agreements could result in higher wages or benefits to union members.  We cannot assure you that there will not be any labour disruptions, or higher ongoing labour costs, either of which could materially adversely affect our business, financial condition, results of operations and cash flows. In addition, many of our customers and suppliers have unionized work forces.  If one or more of our customers or suppliers experience a material work stoppage or slow down, it could materially adversely affect our business, financial condition, results of operations and cash flows.

Environmental liabilities could have a material adverse effect on our results of operations and financial position.

              We are subject to a variety of federal, provincial, territorial, state and local environmental laws and regulations in Canada and the United States. Such laws and regulations relate to, among other things, the discharge of contaminants into water and air and into and onto land, the disposal of waste, the handling, storage and transportation of hazardous materials, and the storage of materials in underground tanks. In particular, our divested non-metal operations included chrome plating facilities and the transportation and storage of petroleum products and hazardous materials.  We could be responsible for clean up of, or damages from, releases of hazardous materials on or emanating from the properties where these operations were conducted.  We are required by environmental laws and regulations to conduct our operations in compliance with permits issued by governmental authorities.  The failure to have such permits or to comply with their terms could result in fines or penalties.

              In Canada, there are federal environmental statutes such as the Canadian Environmental Protection Act, 1999, the Fisheries Act, and the Transportation of Dangerous Goods Act, 1992, which apply to us. In addition, each Canadian province and territory and most municipalities in which we operate also enact and enforce their own environmental laws. In the United States, the primary federal regulatory laws to which we are subject include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and the Clean Water Act.  We are also subject to environmental regulation at the state and local levels in the United States.

              There are currently remediation and/or investigation activities at three former facilities where soil and/or groundwater contamination is present. Financial costs with respect to those activities cannot be predicted at this time.  See "Business -- Environmental Regulation" for more details about our environmental proceedings. In addition, some of our current properties are located in industrial areas with histories of heavy industrial use, which may require us to incur expenditures and to become subject to environmental liabilities for contamination that arises from our current or former operations or from causes other than our operations. Such environmental costs could materially adversely affect our business, financial condition, results of operations and cash flows.  We do not carry environmental insurance coverage to offset the effects of such potential losses.   We may be required as a matter of law to satisfy, with respect to the government or third parties, the environmental liabilities related to divested businesses should the acquirers of our divested businesses fail to fulfill any environmental obligations for events prior to divestiture.  Because of the potential existence of currently unknown environmental issues and frequent changes to environmental laws and regulations and the interpretation and enforcement of these laws and regulations, there can be no assurance that compliance with environmental laws, or remediation obligations under such laws, will not have a material adverse effect on us in the future.

Changes in government regulations could have an adverse effect on our business.

              Our operations are subject to laws and regulations relating to workplace safety and worker health and related regulations, which, among other requirements, establish noise, dust and safety standards. While we believe that we are in material compliance with currently applicable laws and regulations, future events such as any changes in laws and regulations, may give rise to additional expenditures or liabilities.  We cannot assure you that compliance with such government regulations will not materially adversely affect our business, financial condition, results of operations and cash flows.

We are exposed to currency exchange risk, which could have a material adverse effect on our operating results.

              Although our financial results are reported in Canadian dollars, a portion of our sales and operating costs are denominated in U.S. dollars.  In addition, we are exposed to currency exchange risk on our debt, including the notes and interest thereon, and assets denominated in U.S. dollars.  Since we present our financial statements in Canadian dollars, any change in the value of the Canadian dollar relative to the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of our U.S. dollar denominated debt and assets into Canadian dollars.  Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.  While it is not our normal practice to enter into significant hedging arrangements other than in relation to our long-term debt, we may use futures and forward contracts to partially hedge against short-term fluctuations in currency; however, such activities provide only short-term protection against a limited portion of our currency exposure.

We may, from time to time, hedge a portion of our net exchange rate exposure under the U.S. dollar denominated debt with respect to either or both of principal and interest by way of one or more swap transactions to Canadian dollars, to the extent our management considers it reasonable to do so having regard to the then prevailing levels of our net assets located in the United States and our U.S. dollar revenues, and to the extent available on reasonable terms; however, such activities provide only short-term protection and there can be no assurance that they will be effective in insulating us against exchange rate fluctuations.  In February 2004,we entered into fixed for fixed cross currency swaps with major banks to manage the foreign currency exposure on the last US $100 million of the Senior Notes.

The failure of our key computer-based systems could have a material adverse effect on our business.

              We depend to a significant degree on our computer based-systems in the operation of our business, particularly in our inventory management.  The destruction or the failure of any such computer-based systems for any significant period of time would materially adversely affect our business, financial condition, results of operations and cash flows.

The loss of key individuals could adversely affect our ability to implement our business strategy.

              Our success is dependent in large part on the management and leadership skills of our senior management team, including Edward M. Siegel, Jr., our President and Chief Executive Officer; and Brian R. Hedges, our Chief Financial Officer.  If we lose either of these individuals or fail to attract and retain equally qualified personnel, we may not be able to implement our business strategy.

              In addition, because of our decentralized operating structure, the loss of any senior managers or key employees at regional centers could materially adversely affect our business, financial condition, results of operations and cash flows.  We cannot assure you that we will be able to attract and retain equally qualified personnel when needed.

GENERAL DEVELOPMENT OF THE BUSINESS

            On July 3, 2003, we purchased 99.52% of the issued and outstanding Class A shares and 97.53% of the issued and outstanding Class B shares of Acier Leroux inc. for cash of $48.9 million and 3,546,874 common shares of Russel Metals Inc.  On August 19, 2003, under the provisions of the Companies Act (Quebec), we acquired the remaining shares of Acier Leroux for $1.2 million in cash.

On February 12, 2004, we issued 5,750,000 common shares at $9.00 per share for net proceeds of $49.2 million.

On February 20, 2004, we issued US $175 million 6.375% Senior Notes due March 1, 2014.

On February 23, 2004, we repurchased US $95.5 million of our 10% Senior Notes at a premium of $72.50 per US $1,000 of notes.

On March 22, 2004, we redeemed our $30 million Class II Preferred Shares and on March 26, 2004 we redeemed our $30 million 8% Debentures.

On June 1, 2004, we redeemed the remaining US$20.1 million of our 10% Senior Notes at a premium of $50.00 per US$1,000 of notes.
RATINGS

              We have received the following credit ratings from each of Moody's Investors Service ("Moody's"), Standard & Poors Rating Services ("S&P") and Dominion Bond Rating Services Ltd. ("DBRS") (each a "Rating Agency"):

Moody's
		S & P	DBRS

Corporate rating	Ba2	BB	-
Senior unsecured notes	Ba3	BB-	BB
Bank Credit Facility	-	-	BB (high)
Outlook	Stable	Stable	Stable

Moody's Investors Service

              Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated.  According to Moody's, a rating of Ba is the fifth highest of nine major categories.  Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

              In February 2004, Moody's upgraded its rating for the Company by one notch.  Moody's corporate rating for the Company is Ba2.  In addition, Moody's assigned a Ba3 rating to our US$175 million of senior unsecured notes due 2014.  This rating is an upgrade from the B1 rating previously assigned.  The outlook for both ratings is stable.

Standard & Poor's Ratings Services

              S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from the highest to lowest quality of such securities rated.  According to S&P, the BB rating is the fifth highest of ten major rating categories.  The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

              In February 2004, S&P raised its long-term corporate credit rating for the Company to BB and assigned its BB- rating to the new senior unsecured notes to be issued in connection with the recapitalization of the Company, which consisted of the issuance of Cdn $51.8 million in equity and US$175 million in notes to repurchase all public debt and preferred shares outstanding.  These ratings were an upgrade from the prior status.  The rating outlook is stable.

Dominion Bond Rating Services Ltd.

             The DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of debt securities rated.  According to DBRS, the BB rating is the fifth highest of ten major rating categories.  Each rating category from AA to CCC is denoted by the subcategories "high" and "low".  The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

             In June of 2005, DBRS assigned ratings of BB (high) to our bank credit facility and BB to our senior unsecured notes.  In its first rating review issued since October 2001, DBRS has assigned a rating outlook of stable for both categories.  The ratings are based on public information.

             We understand that the ratings are based on, among other things, information furnished to the Ratings Agencies by us and information obtained by the Ratings Agencies from publicly available sources. The credit ratings given by the Ratings Agencies are not recommendations to buy, hold or sell any of the securities of the Company since such ratings do not comment as to market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future.

What the ratings address

             Unsecured Debt: Credit ratings are the current opinion of the rating agency on creditworthiness of an obligor with respect to a specific financial obligation and a specific class of financial obligation for a specific financial program.  Ratings take into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and take into account the currency in which the obligation is denominated.

             Rating Outlook:  Rating outlook assesses the potential direction of a long-term credit rating over the intermediate to longer-term.  In determining a rating outlook consideration is given to any changes in the economic and fundamental business conditions.  An outlook is not necessarily a precursor of a rating change.

MARKET FOR THE SECURITIES OF RUSSEL METALS

             Our common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol "RUS".  Information concerning the trading prices and volumes during fiscal 2005 is set out in the following table:

The Toronto Stock Exchange Share Price Trading Range

Month	High	Low	Close	Share Volume

December 2005	$22.75	$20.82	$21.85	2,927,645
November 2005	21.55	18.87	21.28	7,050,007
October 2005	19.18	17.25	19.14	3,123,175
September 2005	18.84	16.91	18.74	5,677,620
August 2005	17.29	15.35	17.20	4,054,048
July 2005	16.59	13.85	16.09	4,158,850
June 2005	15.73	13.80	13.85	4,343,921
May 2005	14.80	13.40	14.65	8,172,766
April 2005	16.84	14.21	14.50	4,945,107
March 2005	18.05	15.35	16.11	4,935,670
February 2005	18.78	15.30	18.00	4,755,848
January 2005	15.90	14.60	15.55	2,613,110

The transfer agent and registrar for our common shares is CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6
DIVIDEND RECORD

The following table shows common share dividends paid on a per share basis.

Years Ended December 31,
2005	2004	2003

Common shares	$ 0.900	$ 0.505	$ 0.290

              In April 2000, the Directors adopted a dividend policy with $0.20 per share as the targeted annual level of dividend on common shares and authorized the payment of the first quarterly dividend of $0.05 per common share, payable June 15, 2000.  We increased the quarterly dividend by $0.01 to $0.06 per common share during the third quarter of 2002.  In the first quarter of 2003, we further increased the dividend to $0.07 per common share and in the fourth quarter of 2003, it was again increased $0.01 to $0.08 per share.  In the second quarter of 2004, the dividend was increased to $0.10 per share; in the third quarter of 2004, it was increased to $0.15 per share and in the fourth quarter, it was increased to $0.175 per share.  In the first quarter of 2005, the dividend was increased to $0.20 per share and in the third quarter, it was increased to $0.25 per share.  In the first quarter of 2006, the dividend was increased to $0.35 per share.

             The ability to pay dividends on common shares is impacted by restrictions associated with the senior notes due March 1, 2014.  Dividends on common shares in excess of $0.08 per share per quarter and the repurchase of common shares are considered to be restricted payments under the Note Indenture.  At December 31, 2005, we have $144 million available for restricted payments.

             The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss if the cumulative net income from December 31, 2003 is positive, or 100% of the quarterly net income or loss if the cumulative net income from December 31, 2003 is negative.  Net income is adjusted for certain exclusions.

              We redeemed all outstanding preferred shares in March 2004.  Dividends on preferred shares were paid quarterly in equal installments.  In 2004, we paid preferred share dividends of $0.509 per share including the amount accrued to the redemption date.  In 2003, the dividends paid were $1.875 per share.

MAJOR SUBSIDIARIES

The following is a list of the major subsidiaries of Russel Metals at December 31, 2005, all of which are wholly owned.
Jurisdiction of incorporation

Fedmet Corp.	State of Delaware
Fedmet Enterprises Corporation	State of Delaware
Fedmet International Corporation	State of Delaware
FIL (US) Inc.	State of Alaska
Pioneer Steel & Tube Corp.	State of Delaware
RMI Holdings LLC	State of Delaware
Russel Metals Corp.	State of Delaware
Russel Metals Williams Bahcall Inc.	State of Delaware
Sunbelt Group L.P.	State of Texas
Thunder Bay Terminals Ltd.	Ontario
Triumph Tubular & Supply Ltd.	Alberta
Wirth Steel, a General Partnership	Quebec
DIRECTORS AND EXECUTIVE OFFICERS

              The following table sets out the name and municipality of residence and position held with the Company and the principal occupation of each of the directors of the Company.  Each individual was a director on December 31, 2005, with the exception of Mr. Benedetti, who became a director on February 23, 2006.  Information relating to executive officers follows.

DIRECTORS

Name, Municipality of	Date Became
Residence and Position Held	Director	Principal Occupation

ALAIN BENEDETTI (1)(2) Montreal, Quebec Director	February 23, 2006	Corporate Director

JAMES F. DINNING (1)(2)(4) Calgary, Alberta Director	February 17, 2003	Chairman of the Board Western Financial Group (insurance, investment and banking)

CARL R. FIORA (1)(3) Middletown, Ohio Director	May 11, 1994	Corporate Director

ANTHONY F. GRIFFITHS (2)(4) Toronto, Ontario Director; Chairman of the Board	May 14, 1997	Corporate Director

ROBBERT HARTOG (1)(4) Perkinsfield, Ontario Director	May 14, 1997	President, Robhar Investments Ltd. (private investment company)

LISE LACHAPELLE (2)(4) Ile-des-soeurs, Quebec Director	May 15,1996	Corporate Director

JOHN W. ROBINSON (3)(4) Greensboro, North Carolina Director	May 11, 1995	Corporate Director

EDWARD M. SIEGEL, JR. Westport, Connecticut Director; President and Chief Executive Officer	May 6, 1998	President and Chief Executive Officer of the Company

(1)	Member of the Audit Committee
(2)	Member of the Nominating and Corporate Governance Committee
(3)	Member of the Management Resources and Compensation Committee
(4)	Member of the Environmental Management and Health & Safety Committee

              Mr. Benedetti is a Corporate Director.  In addition, he is Vice Chairman of the Canadian Institute of Chartered Accountants.  From 1998 to his retirement in June 2004 he was Vice Chairman and Canadian Area Managing Partner of Ernst & Young LLP.  Mr. Benedetti is currently a director of Dorel Industries Inc. and Birks & Mayors Inc. and is a Governor of Dynamic Mutual Funds.

              Mr. Dinning is Chairman of the Board of Western Financial Group (insurance, investment and banking).  From 1997 to 2005, Mr. Dinning was Executive Vice President of TransAlta Corporation.  Prior to 1997, Mr. Dinning held several key positions during his 11 years as a member of the Legislative Assembly in Alberta, culminating as Treasurer of Alberta.  Mr. Dinning is a director of Finning International Inc., JED Oil Inc., Liquor Stores Income Fund, Oncolytics Biotech Inc., Parkland Income Fund and Shaw Communications Inc.

Mr. Fiora is a Corporate Director. Prior to retiring on November 30, 1990, Mr. Fiora was the President and Chief Executive Officer of Armco Steel Company L.P., a steel manufacturing company.

              Mr. Griffiths is a Corporate Director. From 1985 to 1993 Mr. Griffiths served in several capacities at Mitel Corporation, including Chief Executive Officer and Chairman.  From 1993 to present, Mr. Griffiths has been associated with various companies acting as an independent consultant.  Mr. Griffiths is Chairman of the Board of Novadaq Technologies Inc., and is a director of Alliance Atlantis Communications Inc., Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, Hub International Limited, Jaguar Mining Inc., Lindsey Morden Group Inc., Northbridge Financial Corporation, Odyssey Re Holdings Corp., PreMD Inc. and Vitran Corporation Inc.

              Mr. Hartog is President of Robhar Investments Ltd., a private investment company.  He is currently a director of Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, Lindsey Morden Group Inc., Northbridge Financial Corporation and Odyssey Re Holdings Corp.

              Ms. Lachapelle is a Corporate Director.   She was the President and Chief Executive Officer of The Forest Products Association of Canada from September 1994 to 2001.  Prior to September 1994, she was President of Strategico Inc. for one year and a consultant with Strategico for three years.  Ms. Lachapelle is a director of Abitibi-Consolidated Inc., Industrial Alliance Insurance and Financial Services Inc., INNERGEX Power Income Fund and Mirabaud Canada Inc.

Mr. Robinson is a Corporate Director. He was President and CEO of SMP Steel Corp. (steel distribution) until retirement in December 1998.

              Mr. Siegel is the President and Chief Executive Officer of the Company.  Mr. Siegel's career in the metals industry began in 1965 when he joined The Titan Industrial Corporation, a steel trading company based in New York.  As Senior Vice President, his primary responsibility was for the tubular products division.  In 1985, Mr. Siegel joined Duferco Inc. as a Vice President, with responsibility for starting a tubular products operation and for augmenting Duferco's trading of steel products worldwide.  In February 1987, Mr. Siegel joined Russel Metals as a Vice President with responsibility for the export of prime and secondary materials from Canadian steel mills and for the import of semi-finished material to Canadian mills.  Over the succeeding 13 years, Mr. Siegel assumed various responsibilities eventually becoming President and Chief Executive Officer of Russel Metals Inc. in 1997.

             Effective December 31, 2005, Mr. Pierre Brunet resigned as a Director due to his increased workload, after accepting the position of Chairman of a large financial institution.  On February 23, 2006, Mr. Alain Benedetti was appointed a Director to fill the vacancy created by Mr. Brunet's resignation. Mr. Benedetti will stand for election as a Director, together with the seven Directors standing for re-election at the upcoming annual meeting of shareholders.

EXECUTIVE OFFICERS

Name and municipality of		Position
Residence		Held	Principal Occupation

EDWARD M. SIEGEL, JR. Westport, Connecticut		Director; President and Chief Executive Officer	Executive Officer of Russel Metals Inc

BRIAN R. HEDGES Toronto, Ontario		Executive Vice President and Chief Financial Officer	Executive Officer of Russel Metals Inc.

MARION E. BRITTON Mississauga, Ontario		Vice President, Chief Accounting Officer and Assistant Secretary	Executive Officer of Russel Metals Inc.

Mr. Siegel is a director and executive officer of the Company. Mr. Siegel's biography can be found in the paragraph following the director's table.

              Mr. Hedges is an executive officer of the Company.  Mr. Hedges is a Chartered Accountant.  He has been employed with the Company since 1994.  His business career encompasses the positions of Chief Financial Officer, President and CEO of Gandalf Technologies, as well as Chief Financial Officer of Teleglobe Inc. Both companies were involved in the Canadian international telecommunications industry.  During his earlier years at Russel Metals, Mr. Hedges oversaw the divestitures of non-metals operations and the restructuring from a holding company (known as Federal Industries Ltd.) to a metal distribution operating company.  Mr. Hedges is responsible for the financial and support activities of the Company's operations.

             Ms. Britton is an executive officer of the Company.  Ms. Britton is a Chartered Accountant.  In 1984, Ms. Britton joined Marshall Drummond McCall and joined Russel Metals in 1987 when Drummond McCall was acquired.  From 1987 to 1994, Ms. Britton was responsible for financial management for the Metals Operations.  In 1994, Ms. Britton assumed the role of Vice President and Corporate Controller of Russel Metals.  In 2004, Ms. Britton's title changed to Vice President and Chief Accounting Officer.  Since 1994, Ms. Britton has been responsible for the financial reporting of the Company.  In addition, she has assisted with debt and equity financings and the merging of the Company's three major acquisitions with its current operations.

             During the last five years, all of the directors and officers have had the principal occupations indicated opposite their respective names, with the exception of A. Benedetti and J.F. Dinning whose occupational history is described above.

             E. M. Siegel, Jr., the Company's President and Chief Executive Officer, is the only related (1)director. He was elected a director on May 6, 1998.  None of the other directors has any material business or professional relationship with the Company.

(1)The Toronto Stock Exchange Guidelines provide that:  "An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.  A related director is a director who is not an unrelated director".

             All directors serve one-year terms and are elected at the annual meeting of shareholders of the Company.  The term of office of each of the current directors of the Company will expire at the annual meeting of shareholders of Russel Metals to be held in May 2006.

COMMITTEES OF THE BOARD OF DIRECTORS

             The Board of Directors delegates certain of its functions to four committees of the Board to facilitate more detailed consideration of certain issues.  These committees bring recommendations to the Board for consideration and approval as appropriate.  Each committee is comprised entirely of unrelated directors.

             The Audit Committee meets quarterly to review the Company's financial statements, management's discussion and analysis of financial conditions and results of operations, report to shareholders and press releases.  The Audit Committee monitors the integrity of internal control and management information through discussions with management and regular meetings with the external auditors. In addition, the Committee reviews other public disclosure documents, including the annual information form, the management proxy circular, registrations and prospectuses.

             The Nominating and Corporate Governance Committee develops comprehensive written mandates for each of the Board committees, monitors and evaluates the corporate governance system, recommends candidates for election to the Board and serves as a forum for concerns of directors which may not be appropriate for discussion in full Board meetings.

             The Management Resources and Compensation Committee reviews compensation policies for the Company's executive officers and is responsible for succession planning for the most senior members of management.

             The Company has established an Environmental Management and Health & Safety Committee for the purpose of reviewing compliance policies and procedures in accordance with legislative and regulatory requirements with regard to environmental and health and safety issues.

             As at the date hereof, the directors and executive officers of Russel Metals as a group beneficially own, directly or indirectly, or exercise control or direction over 2% of the outstanding common shares.

             If any director of the Company is, or within ten years before the date of this annual information form has been, a director or officer of any other issuer that, while such director was acting in that capacity, (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, the Company is required to state that fact and describe the basis on which the order was made and whether the order is still in effect; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, the Company is required to state that fact.  To the knowledge of the Company, the only director of the Company in respect of whom any such disclosure is required is Mr. A. F. Griffiths.  In relation to part (a), Mr. Griffiths was formerly director of Brazilian Resources, Inc., which was issued a temporary cease trade order by the Ontario Securities Commission on June 10, 2001 relating to management and insiders.  This order was rescinded on July 30, 2001.  In relation to part (b), Mr. Griffiths was a director of Consumers Packaging Inc. at the time it was placed into liquidation under the protection of the CCAA (2001) and cease trade orders were issued against management and insiders due to failure to file financial statements.  Mr. Griffiths was a director of Slater Steel Inc., when it operated under the protection of the CCAA in an orderly wind-down (2003).

AUDIT COMMITTEE INFORMATION

             In 2005, the members of the audit committee of the Company were P. Brunet, C. R. Fiora, J. F. Dinning and R. Hartog.  From October 27, 2004 to December 31, 2005, Mr. Brunet was a member of the audit committee.  He served as Chair of the Committee from April 27, 2005, until his resignation from the board on December 31, 2005.  Mr. Brunet was succeeded by Mr. Alain Benedetti as a board member and Chair of the Committee on February 23, 2006.  The audit committee has direct communication with the Company's finance department to review issues as appropriate and meets directly with the external auditors of the Company on a quarterly basis.

             Each of the members of the Audit Committee are independent and financially literate.  The former Chair and the present Chair of the Committee are Chartered Accountants and each are considered to be a "financial expert", as defined in the Securities Exchange Act of 1934, as amended.  Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience as summarized below:

A. Benedetti (Chair)	• • • •

Chartered Accountant
Vice Chairman of the Canadian Institute of Chartered Accountants
Former Vice Chairman and Canadian Area Managing Partner for Ernst & Young LLP
Chairman of the Audit Committee of Dorel Industries Inc. and Birks & Mayors Inc.

R. Hartog	• • • •

President of Robhar Investments Ltd., a private investment company
Former CEO of Waltec Enterprises Ltd.
Current Audit Committee member of Crum & Forster Holdings Corp.,
Fairfax Financial Holdings Limited, Northbridge Financial Corporation and
Odyssey Re Holdings Corp.
Former Audit Committee member of Atlantic Resources International, Dalex Inc.,
Georgian College, Huronia District Hospital, IRDI, Municipal Trust and Padinox Inc.

J. F. Dinning	• • •	Former Provincial Treasurer of Alberta Bachelor of Commerce honours degree Former Audit Committee member of Shaw Communications Inc. and Finning International Inc.

C. R. Fiora	• •	Former President and CEO of Armco Steel LLP Former member of the Audit Committee of First Financial Bancorp

Audit Fees

The aggregate fees charged by Deloitte & Touche LLP for audit services for the year ended December 31, 2005 were $929,000 (2004: $978,000).

Audit-Related Fees

              The aggregate fees charged by Deloitte & Touche LLP for the year ended December 31, 2005 for assurance and related services that are reasonably related to the performance of the audit and are not reported above were $692,000 (2004: $718,000).  Such services include work on:  offering documents - $nil (2004:  $534,000); review of the Sarbanes-Oxley work prepared by the Company - $655,000 (2004:  $138,000); and audits of employee benefit plans - $37,000 (2004:  $46,000).

Tax Fees

The aggregate fees charged by Deloitte & Touche for U.S. tax compliance and planning work for the fiscal year ended December 31, 2005 were $154,000 (2004: $213,000).

CHARTER OF

THE AUDIT COMMITTEE GENERAL

1. Purpose and Responsibilities

The primary purpose of the Committee is to assist Board oversight of:

(a) the integrity of Russel's financial statements;
(b) Russel's compliance with legal and regulatory requirements;
(c) the External Auditor's qualifications and independence; and
(d) the performance of Russel's internal audit function and the External Auditor.

2. Definitions and Interpretation

2.1 Definitions

In this Charter:

(a) "Board" means the board of directors of Russel;
(b) "Chair" means the chair of the Committee;
(c) "Committee" means the audit committee of the Board;
(d) "Director" means a member of the Board;
(e) "External Auditor" means Russel's independent auditor; and
(f) "Russel" means Russel Metals Inc.

2.2 Interpretation

             The provisions of this Charter are subject to the provisions of Russel's by-laws and to the applicable provisions of the Canada Business Corporations Act (the "Act"), and any other applicable legislation.

3. Establishment and Composition of the Committee

3.1 Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2 Appointment and Removal of Members of the Committee

(a) Board Appoints Members. The members of the Committee shall be appointed by the Board, having considered the recommendation of the Nominating and Corporate Governance Committee of the Board.

(b)          Annual Appointments.  The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

(c) Vacancies. The Board may appoint a member to fill a vacancy, which occurs in the Committee between annual elections of Directors.

(d) Removal of Member. Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3 Number of Members

The Committee shall consist of three or more Directors.

3.4 Independence of Members

Each member of the Committee shall be independent for the purposes of all applicable regulatory and stock exchange requirements.

3.5 Financial Literacy

(a)           Financial Literacy Requirement.  Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)          Definition of Financial Literacy.  "Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Russel's financial statements.

3.6 Audit Committee Financial Expert

(a) Attributes of an Audit Committee Financial Expert. To the extent possible, the Board will appoint to the Committee at least one Director who has the following attributes:

(i) an understanding of generally accepted accounting principles and financial statements;
(ii) ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
(iii)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Russel's financial statements, or experience actively supervising one or more persons engaged in such activities;

(iv) an understanding of internal controls and procedures for financial reporting; and
(v) an understanding of audit committee functions.

(b) Experience of the Audit Committee Financial Expert. To the extent possible, the Board will appoint to the Committee at least one Director who acquired the attributes in (a) above through:

(i)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (or such other qualification as the Board interprets such qualification in its business judgment);

(ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
(iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
(iv) other relevant experience.

3.7 Retirement and Term

(a)          Rotation of Membership.  The Nominating and Corporate Governance Committee shall recommend to the Board a process for ensuring that at least every three years, unless otherwise expressly determined by the Board, at least one member of the Committee will retire from the Committee and at least one new member will be appointed to the Committee who has not been a member of the Committee for at least three years.

(b)         Six Year Term Limit.  No person shall serve on the Committee for a period of more than six consecutive years unless the Board shall, in any particular case, specifically determine to make an exception from such limitation.

3.8 Board Approval Required

No member of the Committee shall serve on more than three other public company audit committees without the approval of the Board.

4. COMMITTEE CHAIR

4.1 Board to Appoint Chair

              The Board shall appoint the Chair from the members of the Committee who are unrelated directors (or, if it fails to do so, the members of the Committee shall appoint the Chair of the Committee from among its members).

4.2 Term

The position of Chair shall normally be rotated every three years, but the term of any Chair may be extended for a longer term, not to exceed six years.

5. Committee Meetings

5.1 Quorum

A quorum of the Committee shall be two.

5.2 Secretary

The Chair shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3 Time and Place of Meetings

              The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least quarterly.

5.4 In Camera Meetings

The Committee shall meet separately, periodically, with each of:

(a) management;
(b) the External Auditor; and
(c) the internal auditor.

5.5 Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

5.6 Invitees

             The Committee may invite Directors, officers and employees of Russel or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.  The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at Russel's expense.

5.7 Regular Reporting

The Committee shall report to the Board at the Board's next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

6. Authority of Committee

6.1 Retaining and Compensating Advisors

             The Committee shall have the authority to engage independent counsel and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any advisors employed by the audit committee.  The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2 Other Expenses

The Committee shall determine, and Russel shall pay, the ordinary expenses of the Committee that are necessary or appropriate in carrying out their duties.

6.3 Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board, but shall have no decision-making authority other than as specifically contemplated in this Charter.

7. Remuneration of Committee Members

7.1 Remuneration of Committee Members

Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2 Directors' Fees

               No member of the Committee may earn fees from Russel or any of its subsidiaries other than directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive).  For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from Russel.

SPECIFIC DUTIES AND RESPONSIBILITIES

8. Integrity of Financial Statements

8.1 Review and Approval of Financial Information

(a)          Annual Financial Statements.  The Committee shall review and discuss with management and the External Auditor, Russel's audited annual financial statements and related MD&A together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

(b)          Interim Financial Statements.  The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve, Russel's interim unaudited financial statements (including, without limitation, its quarterly unaudited financial statements and any other unaudited special purpose financial statements intended for publication) and related MD&A.

(c) Material Public Financial Disclosure. The Committee shall discuss with management and the External Auditor:

(i) the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;
(ii) financial information and earnings guidance (if any) provided to analysts and rating agencies; and
(iii) press releases containing financial information (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information).

(d)          Procedures for Review.  The Committee shall be satisfied that adequate procedures are in place for the review of Russel's disclosure of financial information extracted or derived from Russel's financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

(e) Accounting Treatment. The Committee shall review and discuss with management and the External Auditor:

(i)

major issues regarding accounting principles and financial statement presentation, including any significant changes in Russel's selection or application of accounting principles and major issues as to the adequacy of Russel's internal controls and any special audit steps adopted in light of material control deficiencies;

(ii)

analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

(iii) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on Russel's financial statements.

(f)          The Committee should review and discuss with management and, if appropriate , with the External Auditor or legal counsel, the management certifications of the financial statements as required by the Sarbanes-Oxley Act of 2002, under applicable securities laws in Canada or otherwise.

9. External Auditor

9.1 External Auditor

(a)          Authority with Respect to External Auditor.  As a representative of Russel's shareholders, the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Russel.  In the discharge of this responsibility, the Committee shall:

(i)

have sole responsibility for recommending to the Board the person to be proposed to Russel's shareholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor's compensation and determining at any time whether the Board should recommend to Russel's shareholders whether the incumbent External Auditor should be removed from office;

(ii) review the terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and
(iii) require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b) Independence. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:

(i)

assure the regular rotation of the lead audit partner as required by law and consider whether, in order to ensure continuing independence of the External Auditor, Russel should rotate periodically, the audit firm that serves as External Auditor;

(ii)

require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Russel and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence;

(iii)

unless the Committee adopts pre-approval policies and procedures, approve any non-audit services provided by the External Auditor and may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

(iv) review and approve the policy setting out the restrictions on Russel hiring partners, employees and former partners and employees of Russel's current or former External Auditor.

(c) Issues Between External Auditor and Management. The Committee shall:

(i) review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or an access to requested information;
(ii) review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor; and
(iii) review with the External Auditor:
• any accounting adjustments that were proposed by the External Auditor, but were not made by management;
• any communications between the audit team and audit firm's national office respecting auditing or accounting issues presented by the engagement;
• any management or internal control letter issued, or proposed to be issued by the External Auditor to Russel; and
• the performance of Russel's internal audit function and internal auditors.

(d) Non-Audit Services.

(i) The Committee shall either:
• approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of Russel to Russel (including its subsidiaries); or

•   adopt specific policies and procedures for the engagement of non-audit services,     provided that such pre-approval policies and procedures are detailed as to the     particular service, the audit committee is informed of each non-audit service and the     procedures do not include delegation of the audit committee's responsibilities to     management.

(ii)

The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full audit committee at its first scheduled meeting following such pre-approval.

(iii)

The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by Russel at the time of the engagement as being non-audit services.

(e) Evaluation of External Auditor. The Committee shall evaluate the External Auditor each year, and present its conclusions to the Board. In connection with this evaluation, the Committee shall:

(i) review and evaluate the performance of the lead partner of the External Auditor;
(ii) obtain the opinions of management with respect to the performance of the External Auditor; and obtain and review a report by the External Auditor describing:
• the External Auditor's internal quality-control procedures;
• any material issues raised by the most recent internal quality-control review, or peer

•   review, of the External Auditor's firm or by any inquiry or investigation by     governmental or professional authorities, within the preceding five years, respecting     one or more independent audits carried out by the External Auditor's firm, and any     steps taken to deal with any such issues; and

• all relationships between the External Auditor and Russel (for the purposes of assessing the External Auditor's independence).

(f) Review of Management's Evaluation and Response. The Committee shall:

(i) review management's evaluation of the External Auditor's audit performance;
(ii) review the External Auditor's recommendations, and review management's response to and subsequent follow-up on any identified weaknesses;
(iii) review management's response to significant internal control recommendations of the internal audit staff and the External Auditor;
(iv) Receive regular reports from management and receive comments from the External Auditor, if any, on:
• Russel's principal financial risks;
• the systems implemented to monitor those risks; and
• the strategies (including hedging strategies) in place to manage those risks; and
(v) recommend to the Board whether any new material strategies presented by management should be considered appropriate and approved.

10. Internal Control

10.1 Review by Audit Committee

The Committee shall review:

(a) any internal control report prepared by management, including management's assessment of the effectiveness of Russel's internal control structure and procedures for financial reporting; and

(b) the External Auditor's attestation, and report (if any), on the assessment made by management of the effectiveness of Russel's internal control structure and procedures for financial reporting.

11. Internal Audit Function

11.1 Internal Auditor

In connection with Russel's internal audit function, the Committee shall:

(a) review the terms of reference of the internal auditor and meet with the internal auditor as the Committee may consider appropriate to discuss any concerns or issues;

(b)          in consultation with the External Auditor and the internal audit group, review the adequacy of Russel's internal control structure and procedures designed to ensure compliance with laws and regulations and any special audit steps adopted in light of material deficiencies and controls;

(c) review the periodic reports of activities of the internal auditor; and

(d) periodically review with the internal auditor any significant difficulties, disagreements with management or scope restrictions encountered in the course of the work of the internal auditor.

12. Compliance with Legal and Regulatory Requirements

12.1 Risk Assessment and Risk Management

The Committee shall discuss Russel's major financial risk exposures and the steps management has taken to monitor and control such exposures.

12.2 Related Party Transactions

The Committee shall review and approve all related party transactions in which Russel is involved or which Russel proposes to enter into.

12.3 Whistle Blowing

The Committee shall put in place procedures for:

(a) the receipt, retention and treatment of complaints received by Russel regarding accounting, internal accounting controls or auditing matters; and

(b) the confidential, anonymous submission by employees of Russel of concerns regarding questionable accounting or auditing matters.

13. Annual Performance Evaluation

On an annual basis, the Committee shall follow the process established by the Board and overseen by the Nominating and Corporate Governance Committee for assessing the performance of the Committee.

14. Charter Review

The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and securities authorized for issuance under the Company's Share Option Plan, is contained in the Management Proxy Circular.

             Additional financial information is provided in Russel Metals' consolidated financial statements and its Managements Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005.

             A copy of the foregoing documents together with a copy of this annual information form and any interim financial statements issued by Russel Metals subsequent to December 31, 2005 may be obtained on request to the Assistant Secretary, Russel Metals Inc., Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9.  These documents are also posted regularly to our web site located at http://www.russelmetals.com/english/investor/financial.html and filed on SEDAR at http://www.sedar.com.

             When the securities of Russel Metals are in the course of a distribution pursuant to a short-form prospectus or when a preliminary short-form prospectus has been filed in respect of a distribution of Russel Metals' securities, Russel Metals will provide to any person, upon request to the Assistant Secretary of Russel Metals at the address noted above, one copy of this annual information form, the Annual Report of Russel Metals, any interim financial statements, the Management Proxy Circular and any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus.